AEGON N.V.
Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 USA		Postal address: P.O. Box 85
2501 CB The Hague (The Netherlands)
Aegon N.V. visiting address:
Bezuidenhoutseweg 273
2594 AN The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File number 001-10882	September 15, 2009

Dear Mr. Rosenberg,

We thank you for your letter dated September 1, 2009 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2008 (“2008 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”).

Item 18 Financial Statements

Notes to the Consolidated Financial Statements

18.2 Summary of significant accounting policies

18.2.15 Cash and cash equivalents, page 220

1.	Please provide us with the following information for investments you hold with a maturity in excess of three months from the date of acquisition that are classified as cash equivalents:

a)	describe the nature of the investment;

b)	indicate the time to maturity at the date of acquisition;

c)	indicate its balance as of each balance sheet date; and

d)	provide us with an analysis to support your classification of the investment as a cash equivalent as defined in IAS 7.

If there is a large volume of investments, this information can be prepared to present a total amount – vs. individual investments – by month from the date of maturity at the time of acquisition – e.g., 4 months, 5 months etc.

Response:

We confirm that we do not classify investments with a maturity in excess of three months from the date of acquisition as cash equivalents. Included within our cash balance at December 31, 2008 is one cash deposit of EUR 86 million held on a restricted account with the Dutch Central Bank in accordance with regulations related to our banking activities in the Netherlands which does not have a fixed maturity.

Acknowledgement:

Based on your request I acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance at + 31 70 344 8306.

Very truly yours,

/s/ Jan J. Nooitgedagt
Jan J. Nooitgedagt
AEGON N.V. EXECUTIVE BOARD